UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: April 19, 2007

Commission File Number: 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada
(Address of principal executive office)

Registrant’s telephone number, including area code: (905) 608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

Description:

On April 17, 2007, Astris Energi Inc. (the “Company”) issued a press release announcing the execution of a binding letter of intent with Green Shelters Innovations Ltd., a research and development company organized under the laws of the Republic of Cyprus. The transaction, which was negotiated by the Special Committee of the Board of Directors of the Company, includes the sale of substantially all of the assets of the Company, including its fuel cell and and test load technology assets for consideration of: 1) approximately US $3.1 Million in cash; 2) forgiveness of US $1.6 Million of face value secured convertible debentures held by ACME Global Inc. and accrued interest of US$175,000; 3)an option for Astris to redeem and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for nominal consideration; and 4) a secured convertible promissory note funding commitment of a minimum of US$150,000 per month to finance operations to closing and to be forgivable thereafter.

The press release issued by the Registrant announcing the execution of the binding letter of intent on April 13, 2007 with respect to the transaction is filed herewith as Exhibit 99.1 and is incorporated herein by this reference. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall they be deemed incorporated by reference in any filing under the Securities Act, except as shall be expressly set forth by specific reference in such filing.

Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press Release issued March 16, 2007

99.2	Signed Letter of Intent April 13, 2007

This Form 6-K is hereby filed and incorporated by reference in the Company’s Registration Statements on Form S-8 (File No. 333-127384) and Form S-8 (File No. 333-112300),

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Astris Energi, Inc.

Date: April 19, 2007	By:	/s/ Jiri Nor
Title : President & CEO

Astris Energi, Inc.

Date: April 19, 2007	By:	/s/ Anthony Durkacz
Title : Chief Financial Officer